UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

21688 Gateway Center Drive, Suite 300, Diamond Bar, CA 91765

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Nasdaq Compliance Date Extension

As previously reported, on May 8, 2024, Newegg Commerce, Inc. (the “Company”) received a letter (the “Bid Price Letter”) from the Listing Qualifications Department of the Nasdaq Capital Market (“Nasdaq”) notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s common shares (the “Common Shares”) was below the minimum $1.00 per share requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”). The Bid Price Letter had no immediate effect on the Company’s Nasdaq listing and did not affect the Company’s reporting requirements with the Securities and Exchange Commission. The Bid Price Letter also provided the Company with an initial period of 180 calendar days to regain compliance with the Bid Price Requirement.

On November 5, 2024, the Company received a determination letter from Nasdaq stating that, although the Company had not regained compliance with the Bid Price Requirement, Nasdaq determined that the Company is eligible for an additional 180-day period, or until May 5, 2025, to regain compliance with the Bid Price Requirement.

The Company intends to monitor closely the closing bid price of the Common shares and consider plans for regaining compliance with the Bid Price Requirement. While the Company plans to review all available options, there can be no assurance that it will be able to regain compliance with the applicable rules during the additional 180-day compliance period if at all.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements give our current expectations, opinion, belief or forecasts of future events. A statement identified by the use of forward-looking words including “will,” “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and certain other statements about the future may be deemed forward-looking statements, including those regarding the Company’s intent, plans, or ability to regain compliance with Bid Price Requirement. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable at the time given, these statements involve risks and uncertainties that may cause actual future outcomes to be materially different from those suggested or described in this Form 6-K. These risks and uncertainties include those arising from the potential delisting of the Common Shares from Nasdaq, changes in global economic and geopolitical conditions, fluctuations in customer demand and spending, inflation, interest rates, global supply chain constraints and the other factors set forth under “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual outcomes or developments may differ materially from those projected. The forward-looking statements in this Form 6-K are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

November 6, 2024	By:	/s/ Christina Ching
Christina Ching
Interim Chief Financial Officer

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